Contact

www.linkedin.com/in/ninahuynhh
(LinkedIn)
www.ninahuynhmakeup.com
(Portfolio)

Top Skills

Communication
Customer Service
Marketing

Languages

Spanish (Elementary)
English (Native or Bilingual)
Vietnamese (Limited Working)

Certifications

Makeup Artist

Honors-Awards

POCIS Scholarship Recipient
SMART's Above and Beyond Award
The SMART Community Leader
Award

Nina Huynh

Co-Founder and CBO at Multi
Vancouver, British Columbia, Canada

Summary

Multifaceted. Entrepreneur. Creative. Innovator.
6+ years in Management, Beauty and Lifestyle Brand Creation and
Community Engagement.
UBC BA in Sociology and Critical Studies in Sexuality.

―――――

Experience

Multi
Co-Founder and CBO
October 2021 - Present (10 months)
Los Angeles, California, United States

Redefining the wellness experience with skincare, supplements and body care
that connect the dots between beauty, body and mind. Feel good, do good ☻

Self-employed
Youtube Content Creator
May 2017 - Present (5 years 3 months)
Vancouver, British Columbia, Canada

Responsibilities include building and maintaining a strong personal brand and
community of 180k+ subscribers on Youtube channel and 70k+ followers on
Instagram. Executing successful sponsorship and long term partnerships with
Sephora, Dyson, Samsung, Hudson's Bay and many more. Managing contract
workers in the assistance of producing, editing and launching regular content.

UBC Arts Undergraduate Society
Volunteer Coordinator & Assistant Conference Coordinator
October 2015 - January 2016 (4 months)

Responsibilities included planning and executing orientation programs for
volunteers, effectively maintaining communication with volunteers prior to
and on event day, collaborating with various organizations and businesses
for sponsorship and organizing a successful full-day conference with 20+
presenters and 200+ attendees.

Parfums Christian Dior
Selling Specialist
August 2015 - January 2016 (6 months)
Oakridge - Vancouver

Responsibilities include performing make up services for a diverse range of clients, recommending merchandise to customers based on their needs and preferences, engaging with customers and clients in a sincere and friendly manner, and building relationships with customers to increase likelihood of sales and repeat business.

SEPHORA
Sales Specialist
June 2014 - August 2014 (3 months)
Powell St - San Francisco

Responsibilities included serving a wide variety of clients, discovering their needs and making appropriate recommendations, offering clients exemplary and timely customer service, handling cash, checks, card and returns on a POS system and communicating effectively with coworkers and supervisors through wireless audio systems

City and County of San Francisco
Intern for District Supervisor John Avalos
June 2013 - August 2013 (3 months)
San Francisco City Hall

Responsibilities included working closely with Supervisor John Avalos and his aides, personalizing assistance by working directly with constituents to address their concerns and resolve their issues, organizing large scale community events with both independent and government agencies and operating the front desk by taking calls, editing and drafting emails, weekly newsletters and reports.

Education

The University of British Columbia
Bachelor's Degree, Sociology, Critical Studies in Sexuality · (2014 - 2018)